FEDERAL INSURANCE COMPANY
Endorsement No.:	8
Bond Number:	81948054
NAME OF ASSURED: THE MARSICO INVESTMENT FUND

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2011

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	9
Bond Number:	81948054
NAME OF ASSURED: THE MARSICO INVESTMENT FUND

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
The Marsico Investment Fund
Marsico Focus Fund
Marsico Growth Fund
Marsico 21st Century Fund
Marsico International Opportunities Fund
Marsico Flexible Capital Fund
Marsico Global Fund
Marsico Emerging Markets Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2011

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

Approval of Addition of the New Fund to the Fidelity Bond for the Trust

RESOLVED, that after taking into consideration all relevant factors concerning the addition of the New Fund to the fidelity bond covering the assets for the Trust, the officers of the Trust be, and they hereby are, authorized to take appropriate steps to add the New Fund to the fidelity bond effective as of the date when the New Fund commences operations; and

FURTHER RESOLVED, that the Secretary of the Trust be and hereby is appointed to make the filings and give the notices with respect to such fidelity bond as are required by Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to execute and deliver such documents as may be necessary to effect the fidelity bond coverage contemplated hereby, and to present the fidelity bond for ratification by the Board at the next regularly scheduled Board meeting.